SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)



                                (AMENDMENT NO. 2)
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                               SUPERIOR ESSEX INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    86815V105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                October 10, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [_]           Rule 13d-1(b)
             [_]           Rule 13d-1(c)
             [X]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86815V105                                       13G/A


1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Greenwater Holdings, Ltd.
         98-0409711

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                              (b) [_]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Cayman Islands

      NUMBER OF SHARES        5        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH               0
                              6        SHARED VOTING POWER

                                       0
                              7        SOLE DISPOSITIVE POWER

                                       0
                              8        SHARED DISPOSITIVE POWER

                                       0
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         0%

12       TYPE OF REPORTING PERSON*

         OO

         *SEE INSTRUCTIONS BEFORE FILLING OUT



                                    2 of 10

CUSIP No. 86815V105                                       13G/A


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Heller International Group, Inc.
         36-3856752

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                              (b) [_]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF SHARES        5        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH               Disclaimed (See 9 below)
                              6        SHARED VOTING POWER

                                       Disclaimed (See 9 below)
                              7        SOLE DISPOSITIVE POWER

                                       Disclaimed (See 9 below)
                              8        SHARED DISPOSITIVE POWER

                                       Disclaimed (See 9 below)
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares is disclaimed by Heller International Group, Inc.

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Not applicable (See 9 above)

12       TYPE OF REPORTING PERSON*

         CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT



                                    3 of 10

CUSIP No. 86815V105                                       13G/A

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Heller Financial, Inc.
         36-1208070

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                              (b) [_]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF SHARES        5        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH               Disclaimed (See 9 below)
                              6        SHARED VOTING POWER

                                       Disclaimed (See 9 below)
                              7        SOLE DISPOSITIVE POWER

                                       Disclaimed (See 9 below)
                              8        SHARED DISPOSITIVE POWER

                                       Disclaimed (See 9 below)
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares is disclaimed by Heller Financial, Inc.

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Not applicable (See 9 above)

12       TYPE OF REPORTING PERSON*

         CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                    4 of 10

CUSIP No. 86815V105                                       13G/A

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         General Electric Capital Corporation
         13-1500700

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                              (b) [_]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF SHARES        5        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH               Disclaimed (See 9 below)
                              6        SHARED VOTING POWER

                                       Disclaimed (See 9 below)
                              7        SOLE DISPOSITIVE POWER

                                       Disclaimed (See 9 below)
                              8        SHARED DISPOSITIVE POWER

                                       Disclaimed (See 9 below)

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares is disclaimed by General Electric Capital Corporation

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Not applicable (See 9 above)

12       TYPE OF REPORTING PERSON*

         CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                    5 of 10

CUSIP No. 86815V105                                       13G/A

1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         General Electric Capital Services, Inc.
         06-1109503

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                              (b) [_]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware

      NUMBER OF SHARES        5        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH               Disclaimed (See 9 below)
                              6        SHARED VOTING POWER

                                       Disclaimed (See 9 below)
                              7        SOLE DISPOSITIVE POWER

                                       Disclaimed (See 9 below)
                              8        SHARED DISPOSITIVE POWER

                                       Disclaimed (See 9 below)
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares is disclaimed by General Electric Capital Services Inc.

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Not applicable (See 9 above)

12       TYPE OF REPORTING PERSON*

         CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                    6 of 10

CUSIP No. 86815V105                                       13G/A


1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         General Electric Company
         14-0689340

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [_]
                                                              (b) [_]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         New York

      NUMBER OF SHARES        5        SOLE VOTING POWER
 BENEFICIALLY OWNED BY EACH
   REPORTING PERSON WITH               Disclaimed (See 9 below)
                              6        SHARED VOTING POWER

                                       Disclaimed (See 9 below)
                              7        SOLE DISPOSITIVE POWER

                                       Disclaimed (See 9 below)
                              8        SHARED DISPOSITIVE POWER

                                       Disclaimed (See 9 below)
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         Beneficial ownership of all shares is disclaimed by General Electric Company

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         Not applicable (See 9 above)

12       TYPE OF REPORTING PERSON*

         CO

         *SEE INSTRUCTIONS BEFORE FILLING OUT


                                    7 of 10

CUSIP No. 86815V105                                       13G/A


This statement is filed with respect to the shares of common stock of Superior Essex Inc. on behalf of the persons listed below and amends and supplements the
Schedule 13G filed on February 14, 2005 (collectively, the "Schedule 13G"). Except as set forth herein, the Schedule 13G is unmodified.

Item 2(a) Name of Person Filing.

     This Schedule 13G is being filed on behalf of each of the following persons (each, a "Reporting Person"):

     (i)  Greenwater Holdings, Ltd. ("GHL");

     (ii) Heller International Group, Inc. ("RIG");

    (iii) Heller Financial, Inc. ("HFI");

     (iv) General Electric Capital Corporation ("GE Capital");

     (v)  General Electric Capital Services, Inc. ("GECS"); and

     (vi) General Electric Company ("GE").

     This statement relates to shares held directly by GHL.

     HIG is the parent company of GHL.

     HFI is the parent company of HIG.

     GE Capital is the parent company of HFI.

     GECS is the parent company of GE Capital.

     GE is the parent company of GECS.

Item 2(b) Address of Principal Business Office, or, if none, Residence.

     The address of the principal business office of GHL is 201 Merritt 7, Norwalk, CT, 06856.

     The address of the principal business office of HIG and HFI is 500 W. Monroe Street, Chicago, IL, 60661.

     The address of the principal business office of GE Capital and GECS is: c/o General Electric Capital Corporation, 260 Long Ridge Road, Stamford, CT 06927.

     The address of GE's principal business office is at 3135 Easton Turnpike, Fairfield, CT 06431.

Item 4 Ownership.

     Ownership as of February 28, 2006 is incorporated by reference to items (5)
     - (9) and (11) of the cover page of the Reporting Person.



                                    8 of 10

     Each of HIG, HFI, GE Capital, GECS and GE hereby disclaims beneficial ownership of the Shares.

Item 5 Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

     Not applicable.

Item 8 Identification and Classification of Members of the Group.

     Not applicable.

Item 9 Notice of Dissolution of Group.

     Not applicable.

Item 10 Certification.

     Not applicable.


                                    9 of 10

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 28, 2006           GREENWATER HOLDINGS, LTD



                                     By:  /s/ Barbara A. Lane
                                     ----------------------------------------
                                     Name:  Barbara A. Lane
                                     Title:  Director


Date:    February 28, 2006           HELLER INTERNATIONAL GROUP, INC.


                                     By:  /s/ Clifford M. Warren
                                     ----------------------------------------
                                     Name:  Clifford M. Warren
                                     Title:  Director and President


Date:    February 28, 2006           HELLER FINANCIAL, INC.


                                     By:  /s/ Clifford M. Warren
                                     ----------------------------------------
                                     Name:  Clifford M. Warren
                                     Title:  Director


Date:    February 28, 2006           GENERAL ELECTRIC CAPITAL CORPORATION


                                     By:  /s/ Michael A. Gaudino
                                     ----------------------------------------
                                     Name:  Michael A. Gaudino
                                     Title:  Vice President


Date:    February 28, 2006           GENERAL ELECTRIC CAPITAL SERVICES, INC.


                                     By:  /s/ Barbara A. Lane
                                     ----------------------------------------
                                     Name:  Barbara A. Lane
                                     Title:  Attorney-in-Fact


Date:    February 28, 2006           GENERAL ELECTRIC COMPANY


                                     By:  /s/ Barbara A. Lane
                                     ----------------------------------------
                                     Name:  Barbara A. Lane
                                     Title:  Attorney-in-Fact